Exhibit (a)(11)




Contact:   Steven Markel                        Fred Spar/Josh Rosen
           Markel Corporation                   Kekst and Company
           804-965-1675                         212-521-4813

MARKEL SIGNS CONFIDENTIALITY AGREEMENT WITH GRYPHON

RICHMOND, VA, November 17, 1998 -- Markel Corporation (NYSE-MKL) announced today it has signed a confidentiality agreement with Gryphon Holdings Inc. (NASDAQ:GRYP) and will immediately begin a due diligence review of financial
information provided by Gryphon.   Markel said it is amending its current $18.00
per share all-cash offer for all Gryphon common stock to $19.00 per share in cash. The $19.00 offer is subject to the satisfactory completion of this due diligence review.

Markel also reported that, subject to there being no higher offers to purchase the Company outstanding at the time, the Special Committee of the Gryphon Board of Directors has agreed that upon completion of due diligence it will unanimously recommend acceptance of Markel's $19.00 offer by the full Gryphon Board and Gryphon shareholders. The parties will immediately commence good faith negotiation of transaction terms.

Markel Corporation Vice Chairman, Steven Markel said, "We are pleased that the two companies are proceeding in this positive manner and we look forward to completing our due diligence as promptly as possible."

Markel Corporation markets and underwrites specialty insurance products and programs to a variety of niche markets. In each of these markets, the Company seeks to provide quality products and excellent customer service so that it can be a market leader. The financial goals of the Company are to earn consistent underwriting profits and superior investment returns to build shareholder value.

Markel's tender offer for common shares of Gryphon expires at 6:00 p.m., New York City time, on December 4, 1998, unless extended. Any extension of the offer will be followed as promptly as practicable by public announcement thereof, with such announcement to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

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